Delisting Determination,The Nasdaq Stock Market, LLC,
April 1, 2010, Rainier Pacific Financial Group, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Rainier Pacific Financial Group, Inc.
(the Company), effective at the opening of the trading session on April 12, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5101, 5110(b), and IM-5101-1. The Company was notified of the Staffs determination on March 2, 2010.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 11, 2010.